1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 11, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/12/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2009/11/12: Chunghwa-Vodafone Partnership

2.	Announcement on 2009/11/12: To announce the completion registration of capital reduction

3.	Announcement on 2009/11/30: Explanation of the report regarding Chunghwa Telecom’s total revenue for 2010 will be targeting NT$185 billion

4.	Announcement on 2009/12/07: To announce the change of the transfer agent

5.	Announcement on 2009/12/10: Chunghwa Telecom announced its unaudited revenue for November 2009

6.	Announcement on 2009/12/10: November 2009 sales

EXHIBIT 1

Chunghwa-Vodafone Partnership

Date of events: 2009/11/12

Contents:

1. Date of occurrence of the event: 2009/11/12

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The company hold “Chunghwa-Vodafone Partnership” press conference today.

6. Countermeasures: None

7. Any other matters that need to be specified:

The benefit from the partnership with Vodafone Group is that our customers are expected to enjoy economic rates on international roaming service which will be effective on December 1, 2009. Further more, we plan to have joint-procurement with Vodafone to lower down the cost. We will also work with Vodafone to win more international corporate customers.

EXHIBIT 2

To announce the completion registration of capital reduction

Date of events: 2009/11/12

Contents:

1. Date of the Competent Authority’s approval of the capital reduction: 2009/10/15

2. Date of completion of capital amendment registration: 2009/11/12

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in common stock of capital is NT$106,664,889,990; the shares outstanding are 10,666,488,999 shares and book value per share is NT$35.57.

(2) After the capital reduction: The paid-in common stock of capital is NT$96,968,081,810; the shares outstanding are 9,696,808,181 shares and book value per share is NT$38.11.

(3) The effect is based on the financial report of the record date of capital reduction on 2009/10/26.

4. Share conversion operations plan:

(1) The shares to be converted include all the listed common shares amounted 10,666,488,999 shares with par value NT$10, amounted NT$106,664,889,990.

(2) The amount and the number of shares of capital reduction will be NT$9,696,808,180 and 969,680,818 shares respectively.

(3) Capital reduction ratio: 9.09090909006%. Every thousand shares will be converted to 909.0909090994 shares (i.e. every thousand shares decrease 90.9090909006 shares).

(4) Total shares and amount of the common shares after the capital reduction: 9,696,808,181 shares; par value NT$10; paid-in capital for common shares NT$96,968,081,810.

(5) The new share certificates of the replacement for the capital reduction (all issued in scripless form) will be calculated respectively according to every shareholder’s ownership registered on the book on the record date of the capital reduction. For every share held, shareholders will receive 0.9090909090994 new share. Shareholders can go to our transfer agent to apply for consolidation of fractional share that less than one share in five days of book close date. For the fractional common share results from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, chopped off to whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

(6) Schedule:

(A) The record date of the replacement of share certificates is preliminarily set to be 2010/01/28 and the conversion of new shares will begin from 2010/02/08 (scripless shares issuance).

(B) Book closure date: From 2010/01/24 to 2010/02/07

(C) Trading suspension period: From 2010/01/21 to 2010/02/07

(D) The new shares will be listed on 2010/02/08 and replace original shares.

(E) Payment date of the returned cash capital: 2010/02/08

(7) Conversion procedure:

(A) Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

(B) For the shareholders who hold physical share certificates and have booked before the book closure date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent before 2010/01/23.

(C) For the shareholders who failed to complete booking before the book closure date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent after 2010/02/08.

(D) The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

(E) Location of the application for conversion: Transfer Agent, B1, No. 96, Sec.1, Chien-Kuo N. Rd., Telephone: 02-25048125.

5. Any other matters that need to be specified: The Company will send a notice to each shareholder before the listing of the new shares.

EXHIBIT 3

Explanation of the report regarding Chunghwa Telecom’s total revenue for 2010 will be targeting NT$185 billion

Date of events: 2009/11/28

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/11/28

3. Content of the report: Chunghwa Telecom’s total revenue for 2010 will be targeting NT$185 billion

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom has yet announced its financial forecast for year 2010, and will make official announcement after the board approval if the company decides to announce its guidance for 2010 voluntarily.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

To announce the change of the transfer agent

Date of events: 2009/12/07

Contents:

1. Date of occurrence of the event: 2009/12/07

2. Company name: Chunghwa Telecom Co., Ltd

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The change of Chunghwa’s transfer agent to Taishin International Bank Stock Affairs Department becomes effective on December 19, 2009. Any security affairs such as stock settlement, stock and cash dividends distribution, address update, lost announcement, setting and cancelling pledges, chops update or any other operations related to stock affairs can be handled at B1, No. 96 Jianguo N. Rd., Section One, Taipei, Taiwan. TEL: (02)25048125

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa Telecom announced its unaudited revenue for November 2009

Date of events: 2009/12/10

Contents:

1. Date of occurrence of the event: 2009/12/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of November 2009, total revenue decreased by 0.3% year-over-year to NT$15.40 billion. Operating income for the month was NT$4.85 billion, net income NT$3.81 billion, EPS NT$0.39. For the first eleven months this year, total revenue decreased by 1.9% year-over-year to NT$167.59 billion, operating income was NT$51.56 billion, net income NT$40.54 billion, EPS NT$4.18.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom

December 10, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov. 2009

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Nov	Invoice amount	16,871,464	16,959,670	(-)88,206	(-)0.52%
Nov	Invoice amount	185,089,031	192,892,735	(-)7,803,704	(-)4.05%
Nov	Net sales	15,401,165	15,450,642	(-)49,477	(-)0.32%
Nov	Net sales	167,591,706	170,913,793	(-)3,322,087	(-)1.94%

b	Trading purpose: None